

14046658

 # ku
3/11/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING___12/31/2013___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMITH HAYES Financial Services Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Centre Terrace, 1225 L Street
                    (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Lincoln   NE   68508
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Mr. John Decker, Chief Executive Officer

                                           402-476-3000
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

1601 Dodge Street, Suite 3100   Omaha   NE   68102
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, John Decker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SMITH HAYES Financial Services Corporation (the "Company"), as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Chief Executive Officer
Title

GENERAL NOTARY - State of Nebraska
PEGGY M. WEETH
My Comm. Exp. Aug. 7, 2015

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte

SMITH HAYES Financial Services Corporation

Statement of Financial Condition as of December 31, 2013,
Independent Auditors' Report, and Independent
Auditors' Report on Internal Control Required by
Securities and Exchange Commission Rule 17a-5

SMITH HAYES Financial Services Corporation

Statement of Financial Condition as of December 31, 2013,
Independent Auditors' Report, and Independent
Auditors' Report on Internal Control Required by
Securities and Exchange Commission Rule 17a-5

Filed in Accordance With Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of SMITH HAYES Financial Services Corporation (the "Company"), a wholly-owned subsidiary of SMITH HAYES Companies, as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SMITH HAYES Financial Services Corporation as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2014

SMITH HAYES FINANCIAL SERVICES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 2,623,143
Securities owned — at fair value	753,108
Commissions receivable	606,638
Due from affiliates	1,207,915
Goodwill	86,884
Prepaid expenses and other assets	319,784
TOTAL	**$ 5,597,472**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 121,887
Accrued salary and related expenses	2,251,010
Deferred income taxes	58,391
Total liabilities	2,431,288

COMMITMENTS AND CONTINGENCIES (NOTE 6)

STOCKHOLDER'S EQUITY:	
Common stock — par value $1 per share; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Paid-in capital	2,210,234
Retained earnings	954,950
Total stockholder's equity	3,166,184
TOTAL	**$ 5,597,472**

See notes to statement of financial condition.

SMITH HAYES FINANCIAL SERVICES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Description of Business — SMITH HAYES Financial Services Corporation (the "Company") was incorporated on September 16, 1985 and is a wholly-owned subsidiary of SMITH HAYES Companies (the "Parent"). The Company operates as a broker/dealer on a "fully-disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule.

    Use of Estimates — In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ significantly from those estimates.

    Cash Equivalents — The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

    Commissions Receivable – All accounts receivable are deemed to be collectible therefore no allowance for uncollectible accounts is recognized.

    Securities Transactions — All transactions with and for customers are made with a clearing broker, dealer or investment company that carries the accounts of such customers. Proprietary purchases and sales of securities and related commission revenues and expenses are recorded on a trade date basis.

    Securities Owned — Securities owned are carried at fair value and consist of municipal warrants.

    Goodwill — Goodwill was tested for impairment as of December 31, 2013 by comparing fair value to carrying value of the reporting unit. No impairment loss was recognized during the year ended December 31, 2013.

    Income Taxes — The Company files a consolidated return for income tax purposes with its Parent and affiliates. Under the terms of the group's tax-sharing arrangement, the Company computes its tax as if it were filing a separate tax return. Current tax expense and benefit is charged to the company by the Parent based on the Company's allocated share of net income or loss. Effective July 1, 2009, the Company elected a special tax status under Subchapter "S" of the Internal Revenue Code, which taxes the income of the Company at the stockholder level. Effective January 1, 2013, the Company elected to revert to Subchapter "C" status of the Internal Revenue Code. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using the current enacted tax rates.

    The Company has determined that no material uncertain tax positions exist as of December 31, 2013. The Company's open tax year for federal income purposes is 2013. It is the policy of the Company to recognize accrued interest and penalties related to uncertain tax positions in income tax expense.

Subsequent Events –The Company has evaluated subsequent events through the date the financial statements were issued and has determined that there are no material events that require adjustment to or disclosure in these financial statements.

2. NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1" or "the Rule"). Under Rule 15c3-1, as amended, the Company must maintain "net capital" of at least $250,000, and not allow the ratio of "aggregate indebtedness" to "net capital", as those terms are defined in the Rule, to exceed 15 to 1 ("net capital" of at least 6-2/3% of "aggregate indebtedness"). At December 31, 2013, the Company had aggregate indebtedness of $2,372,897, net capital of $1,405,811, excess net capital of $1,155,811 and a ratio of "aggregate indebtedness" to "net capital" of 1.69 to 1.

3. RELATED PARTY TRANSACTIONS

The Company shares office facilities with its Parent and other affiliates. The cost of office space is allocated to the Company under a month-to-month lease arrangement based on square footage. As of December 31, 2013, the Company prepaid $63,293 directly to lessors, on behalf of the Parent, to rent office facilities in January 2014, which is included in prepaid expense in the statement of financial condition.

As of December 31, 2013, $9,059 was due from the Parent of which $1,163 is for equipment purchased by the Company on behalf of the parent and $7,896 is for a current income tax benefit that will be received by the Parent due to tax matters related to the Company.

During the year ended December 31, 2012, the Company purchased municipal warrants from the Parent with a fair value of $401,352.

The Company received a fee for administrative and other expenses provided to SMITH HAYES Advisers, Inc. (SHAI), a company related through common ownership, and fees for advisory services provided by the Company, of which a portion is ultimately paid to the Company's brokers. As of December 31, 2013, $1,198,856 was due from SHAI.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

4. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit-sharing plan covering substantially all employees. Employees may contribute up to the maximum amount allowed by federal regulations. The Parent also has an employee stock ownership plan (ESOP). The Company's contributions are discretionary and are allocated among participants that are actively employed on the last day of the plan year and eligible to share in the contribution for the plan year. The Company will make a $130,000 profit sharing contribution to the 401(k) Plan and will not make a contribution to the ESOP for the year ended December 31, 2013. At December 31, 2013, $130,000 was accrued for the contribution to the 401(k) Plan.

5. LINE OF CREDIT

The Company has a $1,250,000 line of credit with a commercial bank. The purpose is to provide financing for municipal warrant inventory owned by the Company until resale to customers. The line of credit is secured by the Company's underwritten municipal warrants until sold to customers at which

time the line of credit is repaid. The line matures March 30, 2014, and bears interest at 4.5% at December 31, 2013. At December 31, 2013, there was no outstanding balance on the line of credit. It is the Company's intent to renew the line of credit when it matures.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments existing at December 31, 2013 were subsequently settled and had no material effect on the financial statements as of that date.

The Company is involved in various legal matters from time to time. Management is of the opinion that none of these other legal actions will result in losses material to the financial position of the Company.

FINANCIAL INSTRUMENTS WITH market risk and concentration of credit risk

As a broker-dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. There were no unsecured amounts in accounts introduced by the Company at December 31, 2013. Management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

Securities owned include municipal warrants. These warrants are issued by municipalities in the State of Nebraska to obtain funding for economic development projects. In the event these development projects are not ultimately successfully completed, the Company is at risk that these securities will not be marketable. As the warrants are purchased with the intent to resell, the Company's risk is limited to its holding period of the warrants and the carrying amount of its investment.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the "Fair Value Measurements and Disclosures" Topic of the FASB Accounting Standards Codification (ASC), the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 — Quoted prices in active markets for identical assets/liabilities. The Company has no Level 1 assets.

- Level 2 — Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company's Level 2 assets include municipal warrants.

- Level 3 — Includes unobservable inputs and may include the entities own assumptions about market participant assumptions.

The following table summarizes assets measured at fair value on a recurring basis by the "Fair Value Measurements and Disclosures" Topic of the FASB ASC hierarchy levels described above as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Securities owned	$ -	$ 753,108	$ -	$ 753,108
Total assets accounted for at fair value:	$ -	$ 753,108	$ -	$ 753,108

The valuation techniques used to measure the fair values by type of investment in the above table follow:

- Securities owned — The Company's municipal warrants are categorized as Level 2 as the Company's valuations utilize observable sales prices for similar warrants.

8. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded deferred tax liability on January 1, 2013 for $57,083, which consisted of gross deferred tax assets of $61,185 and gross deferred tax liabilities of $118,268. At December 31, 2013, the Company's gross deferred tax assets were $78,189 and gross deferred tax liabilities were $136,580, which related primarily to amortization of goodwill for tax purposes, non-compete agreements, non-deductible shareholder accrued wages, and prepaid expenses deductible when paid.

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

February 26, 2014

To the Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

In planning and performing our audit of the financial statements of SMITH HAYES Financial
Services Corporation (the "Company") as of and for the year ended December 31, 2013 (on which we
issued our report dated February 26, 2014 and such report expressed an unmodified opinion on those
financial statements), in accordance with auditing standards generally accepted in the United States of
America, we considered the Company's internal control over financial reporting ("internal control") as
a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial
statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's
internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's
internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we
have made a study of the practices and procedures followed by the Company, including consideration
of control activities for safeguarding securities. This study included tests of compliance with such
practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)
and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company
does not carry securities accounts for customers or perform custodial functions relating to customer
securities, we did not review the practices and procedures followed by the Company in making the
quarterly securities examinations, counts, verifications, and comparisons, and the recordation of
differences required by Rule 17a-13 or in complying with the requirements for prompt payment for
securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal
Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and
the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected benefits and related costs
of controls and of the practices and procedures referred to in the preceding paragraph and to assess
whether those practices and procedures can be expected to achieve the SEC's above-mentioned
objectives. Two of the objectives of internal control and the practices and procedures are to provide
management with reasonable but not absolute assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions
are executed in accordance with management's authorization and recorded properly to permit the
preparation of financial statements in conformity with generally accepted accounting principles. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above,
error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

Member of
Deloitte Touche Tohmatsu Limited

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP